

September 21, 2018

Robert Purgason
Chief Executive Officer
Kayne Anderson Acquisition Corp.
811 Main Street
14th Floor
Houston, TX 77002

      Re: Kayne Anderson Acquisition Corp
          Preliminary Proxy Statement on Schedule 14A
          Filed August 27, 2018
          File No. 001-38048

Dear Mr. Purgason:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement
The Business Combination
Related Agreements
Option Letter, page 24

1. Please expand your disclosure here and on page 112, as applicable, to describe the material terms of the Option Letter, including the options subject to the Option Letter and the "certain obligations" imposed on Apache with respect to certain commercial agreements associated with the Options.

Risk Factors, page 39

2.   We note your Second Amended and Restated Certificate of Incorporation contains a forum selection provision. Please include a risk factor addressing the risks associated with this provision, including the possibility that the exclusive forum provision may discourage shareholder lawsuits or limit the ability to bring a claim in a judicial forum that a shareholder finds favorable for disputes. In addition, we note your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please also disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Related Agreements
Amended and Restated Agreement of Limited Partnership of Altus Midstream, page 101

3.   Please tell us what consideration you have given to including the Amended and Restated Agreement of Limited Partnership of Altus Midstream in the proxy statement. In this regard, we note that you will operate your business through Altus Midstream and that its Agreement of Limited Partnership provides Apache Contributor with the right to redeem Altus Midstream Common Units for shares of your Class A Common Stock following the closing.

Amended and Restated Registration Rights Agreement, page 103

4.   Please disclose the approximate number of shares of Class A Common Stock that you will be required to register pursuant to the amended and restated registration rights agreement.

Background of the Business Combination, page 106

5.   Please revise this section to provide greater detail as to the material issues discussed and key negotiated terms with respect to the proposed business combination operating and commercial relationships, including the ownership thresholds and related director nomination rights in the Stockholders Agreement, and the structure of the management team and board of directors following the business combination.

6.   Please disclose the size and material attributes of the potential target that KAAC was considering entering into an exclusivity agreement with on May 31, 2018 and explain further why KAAC elected not to enter into an exclusivity agreement with the potential target.

7.   Please expand your disclosure to clarify how the business combination consideration and transaction structure were determined, including the specific factors considered by KAAC in ascribing a value of $2 billion to the Alpine High midstream assets and proposing the

initial mix of consideration and an "Up-C" structure in the First Round IOI. Please also discuss the basis for the final mix of consideration, including the assignment of certain founder shares and private placement warrants.

KAACs Board of Directors Reasons for the Approval of the Business Combination, page 112

8.   Please identify the comparable public companies and comparable transactions that the KAAC board reviewed and describe how such research aided the board in reaching the conclusion to approve the proposed business combination.

9.   Please describe further the financial and valuation analysis of the Alpine High midstream assets and the business combination reviewed by the KAAC board and how such analysis assisted the board in reaching the conclusion to approve the proposed business combination.

Unaudited Financial Projections of Alpine High Midstream, page 115

10.   Please disclose the estimated completion and in-service dates of Alpine High Midstream's assets and the JV projects, disclose the timing of the exercise of the Options and quantify the material assumptions underlying the projections, including the prices and production of natural gas and NGLs and the volumes of natural gas and NGLs gathered and transported by Alpine High Midstream.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Alpine High Midstream
Factors and Trends Impacting Alpine High Midstreams Business . . . .
Options to Acquire Equity Investments in Five Separate Joint Venture Pipelines, page 156

11.   We note your disclosure here and at pages 167-68 and 172 regarding the Options and the Additional Option. For each option, please expand this disclosure to identify the exercise price, estimated costs to exercise the options, and the expiration date. If the estimated costs to exercise the options are not known, include a discussion as to why an estimate cannot be provided. In addition, we note your disclosure at page 41 that "[t]he Additional Option and each Option has conditions precedent that must be satisfied before we can exercise" and that "[s]ome of such conditions precedent are within the control of Apache." Please expand this risk factor to disclose any conditions precedent that are material and clarify whether such conditions are within the control of Apache.

General

12.   Please include a form of proxy card marked as "preliminary" in your next amendment. Please also indicate on your preliminary proxy card whether the approval of certain proposals is conditioned upon the approval of other proposals. In that regard, we note your disclosure at page 3. Refer to Rules 14a-6(e)(1) and 14a-4(a)(3) of Regulation 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or John Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources